Results of Annual General Meeting of Shareholders

1. Approval of financial statements

(Unit: KRW million)

Fiscal Year 2006

Total assets	2,854,445	Revenue	1,723,346

Total liabilities	1,361,279	Operating profit	30,843

Paid-in capital	1,161,229	Net income	-86,047

Total shareholders’ equity	1,493,166	EPS (KRW)	-371

Opinion of external auditors		Unqualified

2. Resolution on dividend payout: N/A

3. Status of the designation of officers (as of the appointment date)

A.	Number of outside directors after appointment

Total number of directors: 10
Total number of outside directors: 6
Proportion of outside directors: 60%

B.	Number of Audit Committee members after appointment

Audit Committee members who are outside directors: 2
Audit Committee members who are not outside directors: 1

4. Resolutions

A.	Agendum 1 : Approval of the Financial Statements for 2006

è Approved as proposed

B.	Agendum 2 : Appointment of an Outside Director

è Approved as proposed

C.	Agendum 3 : Approval of the Ceiling Amount of Compensation for Directors for 2007

è Approved as proposed

The ceiling amount of compensation for directors : KRW 2 billion

D.	Agendum 4 : Approval of Grant of Stock Option Rights

è Approved as proposed

A total of 2,294,400 shares to be granted to 369 officers and employees

5. Date of shareholders’ meeting

March 23, 2007

[Newly Appointed Outside Director]

Name	Date of birth	Term of office	Career	Present position	Nationality
Varun Bery (reappointed)	Sep. 27, 1958	3 years	Asian Infrastructure Fund (AIF), Director McKinsey consultant Harvard University (MBA)	TVG Capital Partners Ltd., Managing Director	USA